Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of TiVo Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of TiVo Product HoldCo, Inc. (the Company), consisting of the Product Business of TiVo Corporation, as of December 31, 2019 and 2018, the related combined statements of operations, comprehensive loss, equity, and cash flows for the three years then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the three years then ended in conformity with U.S. generally accepted accounting principles.

Restatement of Combined Financial Statements

As discussed in Note 12 to the combined financial statements, the 2017 and 2018 combined financial statements have been restated to correct misstatements related to income tax expense (benefit) and deferred tax liabilities. Our opinion is not modified with respect to this matter.

Adoption of ASC No. 2014-09

As discussed in Note 3 to the combined financial statements, the Company changed its method for recognizing revenue as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the amendments in ASUs 2015-14, 2016-08, 2016-10 and 2016-12 effective January 1, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Los Angeles, California

May 28, 2020

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

COMBINED BALANCE SHEETS

(In thousands)

	December 31, 2019	December 31, 2018
		(Restated)

ASSETS
Current assets:
Cash and cash equivalents	$41,228	$29,810
Accounts receivable, net	65,863	77,788
Inventory	3,197	4,753
Prepaid expenses and other current assets	13,808	17,625

Total current assets	124,096	129,976
Property and equipment, net	48,264	53,583
Intangible assets, net	253,518	295,625
Goodwill	145,643	204,453
Right-of-use-assets	59,888	—
Other long-term assets	21,506	17,964

Total assets	$652,915	$701,601

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$91,436	$85,142
Unearned revenue	32,942	33,476

Total current liabilities	124,378	118,618
Unearned revenue, less current portion	31,307	39,191
Deferred tax liabilities, net	9,532	14,139
Long-term lease liabilities	61,603	—
Other long-term liabilities	654	15,888

Total liabilities	227,474	187,836
Commitments and contingencies (Note 8)
Equity:
Parent company investment	429,117	517,298
Accumulated other comprehensive loss	(3,676)	(3,533)

Total equity	425,441	513,765

Total liabilities and equity	$652,915	$701,601

The accompanying notes are an integral part of these Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2019	2018	2017
		(Restated)	(Restated)
Revenues, net:
Services and software	$342,113	$385,995	$381,147
Hardware	8,868	14,735	42,369

Total Revenues, net	350,981	400,730	423,516
Costs and expenses:
Cost of services and software revenues, excluding depreciation and amortization of intangible assets	95,355	103,946	109,917
Cost of hardware revenues, excluding depreciation and amortization of intangible assets	15,268	19,513	47,339
Research and development	148,422	177,285	194,382
Selling, general and administrative	118,139	130,521	151,244
Depreciation	20,452	20,743	21,201
Amortization of intangible assets	42,008	43,810	47,383
Restructuring and asset impairment charges	7,282	9,209	18,758
Goodwill impairment	58,853	320,184	—

Total costs and expenses	505,779	825,211	590,224

Operating loss	(154,798)	(424,481)	(166,708)
Other income (expense), net	3,831	97	(4,185)

Loss before income taxes	(150,967)	(424,384)	(170,893)
Income tax expense (benefit)	9,056	(47)	2,257

Net loss	$(160,023)	$(424,337)	$(173,150)

The accompanying notes are an integral part of these Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2019	2018	2017
		(Restated)	(Restated)
Net loss	$(160,023)	$(424,337)	$(173,150)
Other comprehensive (loss) income, net of tax:
Change in foreign currency translation adjustment	(143)	(1,282)	3,740

Other comprehensive (loss) income, net of tax	(143)	(1,282)	3,740

Comprehensive loss	$(160,166)	$(425,619)	$(169,410)

The accompanying notes are an integral part of these Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

COMBINED STATEMENTS OF EQUITY

(In thousands)

	Parent company investment	Accumulated other comprehensive loss	Total equity
Balance as of December 31, 2016	$850,373	$(5,991)	$844,382
Net loss (Restated)	(173,150)		(173,150)
Other comprehensive income, net of tax		3,740	3,740
Net transfers from Parent (Restated)	158,379		158,379

Balance as of December 31, 2017 (Restated)	835,602	(2,251)	833,351
Cumulative effect adjustment	25,988		25,988
Net loss (Restated)	(424,337)		(424,337)
Other comprehensive loss, net of tax		(1,282)	(1,282)
Net transfers from Parent (Restated)	80,045		80,045

Balance as of December 31, 2018 (Restated)	517,298	(3,533)	513,765
Net loss	(160,023)		(160,023)
Other comprehensive loss, net of tax		(143	(143)
Net transfers from Parent	71,842		71,842

Balance as of December 31, 2019	$429,117	$(3,676)	$425,441

The accompanying notes are an integral part of these Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2019	2018	2017
		(Restated)	(Restated)
Cash flows from operating activities:
Net loss	$(160,023)	$(424,337)	$(173,150)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	20,452	20,743	21,201
Amortization of intangible assets	42,008	43,810	47,383
Restructuring and asset impairment charges	7,282	9,209	18,758
Goodwill impairment	58,853	320,184	—
Equity-based compensation	22,030	32,095	45,318
Deferred income taxes	(4,607)	(25,000)	(22,109)
Other operating, net	(1,073)	2,210	132
Changes in operating assets and liabilities:
Accounts receivable	11,330	30,993	14,079
Inventory	1,556	4,154	2,244
Prepaid expenses and other current assets and other long-term assets	841	406	(13,486)
Right-of-use asset, net of lease liabilities	(1,032)	—	—
Accounts payable and accrued expenses and other long-term liabilities	(11,421)	(28,597)	(9,877)
Unearned revenue	(8,418)	(6,350)	(373)

Net cash used in operating activities	(22,222)	(20,480)	(69,880)
Cash flows from investing activities:
Payments for purchase of property and equipment	(17,277)	(23,686)	(37,962)
Other investing, net	—	19	(62)

Net cash used in investing activities	(17,277)	(23,667)	(38,024)
Cash flows from financing activities:
Payments for contingent consideration and deferred holdback	—	(1,874)	(2,650)
Net transfers from Parent	50,896	46,939	110,148

Net cash provided by financing activities	50,896	45,065	107,498
Effect of exchange rate changes on cash and cash equivalents	21	(77)	1,460

Net increase in cash and cash equivalents	11,418	841	1,054
Cash and cash equivalents at beginning of period	29,810	28,969	27,915

Cash and cash equivalents at end of period	$41,228	$29,810	$28,969

The accompanying notes are an integral part of these Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

NOTES TO COMBINED FINANCIAL STATEMENTS

(1) Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

On April 28, 2016, Rovi Corporation (“Rovi”) and TiVo Inc. (renamed TiVo Solutions Inc. (“TiVo Solutions”)) entered into an Agreement and Plan of Merger (the “Merger Agreement”) for Rovi to acquire TiVo Solutions in a cash and stock transaction (the “TiVo Acquisition”). Following consummation of the TiVo Acquisition on September 7, 2016 (the “TiVo Acquisition Date”), TiVo Corporation, a Delaware corporation founded in April 2016 as Titan Technologies Corporation and then a wholly-owned subsidiary of Rovi, owns both Rovi and TiVo Solutions. The common stocks of Rovi and TiVo Solutions were de-registered after completion of the TiVo Acquisition.

On May 9, 2019, TiVo Corporation (“Parent” or “Pre-Merger TiVo”) announced that its Board of Directors unanimously approved a plan to separate into two independent publicly traded companies (the “TiVo Separation”): one comprising its intellectual property licensing business and one comprising its product businesses. The TiVo Separation was intended to take the form of a spin-off to Parent’s stockholders of 100% of the shares of its product-related businesses, which was to be renamed TiVo Product HoldCo, Inc. (the “TiVo Products” or the “Company”).

On December 18, 2019, the Company and Xperi Corporation (“Pre-Merger Xperi”) entered into an Agreement and Plan of Merger and Reorganization (the “Xperi Merger Agreement”), pursuant to which Pre-Merger TiVo and Pre-Merger Xperi have agreed, subject to the terms and conditions of the Xperi Merger Agreement, to effect an all-stock, merger of equals strategic combination of their respective businesses (the “Xperi Combination”). The board of directors of each of Pre-Merger TiVo and Pre-Merger Xperi have approved the Xperi Merger Agreement and the transactions contemplated thereby. The Xperi Combination is subject to certain customary approvals, including the approval of shareholders of Pre-Merger TiVo and Pre-Merger Xperi, and is expected to be completed by June 30, 2020.

TiVo Products is a global leader bringing entertainment together, making it easy to find, watch and enjoy. The Company provides a broad set of cloud-based services, embedded software solutions that aggregate online video, television programming, movies and music entertainment in a unified discovery experience. The Company’s solutions include device-embedded and cloud-based user experience (“UX”), including interactive program guides (“IPGs”), digital video recorders (“DVRs”), natural language voice and text search, cloud-based recommendations services and an extensive collection of entertainment metadata (i.e., descriptive information, promotional images or other content that describes or relates to television shows, videos, movies, sports, music, books, games or other entertainment content). The Company’s portfolio of products are available as both discrete component technologies for customers to integrate into their internally-developed solutions or as part of completely integrated modular solutions. The Company’s integrated portfolio of software and cloud-based services provides an all-in-one approach for navigating a fragmented universe of content by seamlessly combining live, recorded, video-on-demand (“VOD”) and over-the-top (“OTT”) content into one intuitive user interface with simple universal search, discovery, viewing and recording making it easy for consumers to find, watch and enjoy entertainment when and where they want it. The Company also offers advanced media services and advertising solutions, including viewership data, sponsored discovery, audience insights and in-guide advertising, which enable advanced audience targeting for advertising through linear television, streamed content and other direct digital display and video platforms. Solutions are sold globally to cable, satellite and telecommunications pay TV service providers, virtual service providers, consumer electronics (“CE”) manufacturers, content and new media companies, advertisers and agencies. In North America, we also sell a suite of DVR and whole home media solutions and services directly and through retail to consumers.

Basis of Presentation

These Combined Financial Statements were prepared in connection with the TiVo Separation and have been derived from the Consolidated Financial Statements and accounting records of Parent as if TiVo Product had operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The Combined Statements of Operations and Comprehensive Loss of the Company reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. Management of the Company and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by employees and decisions with respect to areas such as facilities, information technology and operating infrastructure.

The Combined Balance Sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company, including subsidiaries and affiliates in which Parent has a controlling financial interest. The Company is dependent on Parent for all of its working capital and financing requirements as Parent uses a centralized approach to cash management and financing its operations. Financial transactions relating to the Company are accounted for through the Parent company investment on the Combined Balance Sheets. Accordingly, none of Parent’s cash, cash equivalents or investments have been assigned to the Company for any of the periods presented, unless those balances were directly attributable to the Company. The Company reflects transfers of cash to and from Parent’s cash management system as a component of Parent company investment on the Combined Balance Sheets. Parent’s long-term debt has not been attributed to the Company for any of the periods presented because Parent’s borrowings are not the legal obligation of the Company.

Parent maintains various benefit and equity-based compensation plans at a corporate level. The Company’s employees participate in those programs and a portion of the cost of those plans is included in the Company’s Combined Financial Statements. However, the Company’s Combined Balance Sheets and Combined Statements of Equity do not include any benefit plan obligations or any equity related to equity-based compensation plans. See Note 10 for a description of the Parent’s equity-based compensation plans.

Principles of Combination

The Combined Financial Statements include the Company’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses of the Company have been eliminated.

Intercompany transactions between the Company and Parent are considered to be effectively settled in the Combined Financial Statements at the time the transaction is recorded. The net effect of the settlement of these intercompany transactions is reflected on the Combined Statements of Cash Flows within financing activities and on the Combined Balance Sheets within Parent company investment.

Parent Company Investment

Parent company investment on the Combined Balance Sheets and Combined Statements of Equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent, the Company’s accumulated deficit and cumulative effect adjustments from the adoption of new accounting standards. See Note 9 for further information about transactions between the Company and Parent.

Use of Estimates

The preparation of the Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and related disclosures as of the date of the financial statements and the results of operations for the reporting period. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, long-lived asset impairment, including goodwill and intangible assets, equity-based compensation and income taxes. Actual results may differ from those estimates.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, fair value measurements are based on quoted market prices. If quoted market prices are not available, fair value is measured based on models that consider relevant transaction characteristics (such as maturity and nonperformance risk) and may use observable or unobservable inputs. Various methodologies and assumptions are used in the measurement of fair value. The use of different methodologies or assumptions could result in a different estimate of fair value at the measurement date.

Foreign Currency Translation

The Company predominately uses the U.S dollar as its functional currency. Certain non-U.S. subsidiaries designate a local currency as their functional currency. The translation of assets and liabilities into U.S. dollars for subsidiaries with a functional currency other than the U.S. dollar is performed using exchange rates in effect at the balance sheet date. The translation of revenues and expenses into U.S. dollars for subsidiaries with a functional currency other than the U.S. dollar is performed using the average exchange rate for the respective period.

Concentrations of Risk

The Company participates in cash management, funding arrangements and risk management programs managed by Parent. The Company also maintains cash and cash equivalents with various financial institutions. These financial institutions are located in many different geographic regions, and the Company’s policy is designed to limit exposure from any particular institution. As part of its risk management processes, the Company performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not sustained material credit losses from instruments held at these financial institutions.

The TiVo service is enabled using a DVR manufactured by a third-party. The Company also relies on third parties for supply-chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. The Company cannot be sure that these parties will perform their obligations as expected or that any revenue, cost savings or other benefits will be derived from the efforts of these parties. If any of these parties breaches or terminates their agreement with the Company or otherwise fails to perform their obligations in a timely manner, the Company may be delayed or prevented from commercializing its products and services.

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and that is evaluated on a regular basis by the chief operating decision-maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it has one operating segment.

Cash, Cash Equivalents and Investments

Highly liquid investments with original maturities at the date of acquisition of three months or less are considered cash equivalents. The majority of payments due from banks for third-party credit card, debit card and electronic benefit transactions (“EBT”) process within 24-72 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card, debit card and EBT transactions that process in less than three days are classified as cash and cash equivalents. As of December 31, 2019 and 2018, Cash and cash equivalents includes payments due from banks for these transactions of $0.9 million and $0.9 million, respectively.

Investments in non-marketable equity securities are accounted for using either the equity method or the cost method and are included in Other long-term assets. Investments in entities over which the Company has the ability to exercise significant influence, but does not hold a controlling interest, are accounted for using the equity method. Under the equity method, the Company records its proportionate share of income or loss in Other income (expense), net in the Combined Statements of Operations. Investments in entities over which the Company does not have the ability to exercise significant influence are accounted for using the cost method. The Company monitors its non-marketable securities portfolio for potential impairment. When the carrying amount of an investment in a non- marketable security exceeds its fair value and the decline in fair value is determined to be other-than-temporary, an impairment loss equal to the difference between the investment’s carrying amount and fair value is recorded in Other income (expense), net in the Combined Statements of Operations.

Accounts Receivable

The timing of revenue recognition may differ from the timing of invoicing to customers. The Company records a receivable when revenue is recognized prior to cash collection.

Payment terms and conditions vary by contract type, location of customer and the products or services offered, although terms generally require payment from a customer within 30 to 60 days. When the timing of revenue recognition differs from the timing of cash collection, an evaluation is performed to determine whether the contract includes a significant financing component. As the primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing products and services, significant financing components are generally not identified in the Company’s contracts with customers.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers. The Company reviews its accounts receivable to identify potential collection issues. A specific allowance for doubtful accounts is recorded when warranted by specific customer circumstances, such as in the case of a bankruptcy filing, a deterioration in the customer’s operating results or financial position or the past due status of a receivable based on its contractual payment terms. If there are subsequent changes in circumstances related to the specific customer, adjustments to recoverability estimates are recorded. For accounts receivable not specifically assessed, an allowance for doubtful accounts is recorded based on historical loss experience and other currently available evidence. Accounts receivable deemed uncollectible are charged off when collection efforts have been exhausted.

Inventory

Inventories consist primarily of finished DVRs and accessories and are stated at the lower of cost or net realizable value on an aggregate basis. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Adjustments to reduce the carrying amount of inventory to the lower of cost or net realizable value are made, if required, for excess or obsolete goods, which includes a review of, among other factors, demand requirements and market conditions.

Contract Assets

Contract assets primarily consist of revenue recognized in excess of the amount billed to the customer, limited to net realizable value and deferred engineering costs for significant software customization or modification and set-up services to the extent deemed recoverable. Contract assets for unbilled receivables are included in Accounts receivable, net in the Combined Balance Sheets.

Contract assets also include the incremental costs of obtaining a contract with a customer, principally sales commissions when the renewal commission is not commensurate with the initial commission. The incremental costs of obtaining a contract with a customer are recognized as an asset when the expected period of benefit is greater than one year. The incremental costs of obtaining a contract with a customer are amortized on a straight-line basis over a period of time commensurate with the period of benefit, generally three years, which considers the transfer of goods or services to which the assets relate, technological developments during the period of benefit, customer history and other factors. The period of benefit is generally the estimated life of the customer relationship if renewals are expected, and may exceed the contract term. Amortization of the capitalized incremental costs of obtaining a contract with a customer is included in Selling, general and administrative expenses in the Combined Statements of Operations.

Contract assets are classified as current or noncurrent in the Combined Balance Sheets based on when the asset is expected to be realized. Contract assets are subject to periodic impairment reviews.

Long-Lived Assets, including Property and Equipment and Finite-Lived Intangible Assets

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization of property and equipment is recognized on a straight-line basis over the estimated useful lives of the respective assets. Computer equipment and software are depreciated over three years. Furniture and fixtures are depreciated over five years. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining lease term.

Intangible assets with finite lives are amortized on a straight-line basis over the estimated economic life of the asset, which generally ranges from one to 17 years at the date of acquisition.

Long-lived assets, including property and equipment and intangible assets with finite lives, are assessed for potential impairment whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. Once a triggering event has been identified, the impairment test employed is based on whether the Company intends to continue to use the asset group or to hold the asset group for sale. For assets held for use, recoverability is assessed based on the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset group. If the undiscounted future cash flows are less than the carrying amount of an asset group, the asset group is impaired. The amount of impairment, if any, is measured as the difference between the carrying amount of the asset group and its fair value, which is generally estimated using an income approach. To the extent the carrying amount of each asset exceeds its fair value, the impairment is allocated to the finite-lived assets of the asset group on a pro rata basis using their relative carrying amounts.

Software Development Costs

Costs are capitalized to acquire or develop software subsequent to establishing technological feasibility for the software, which is generally on completion of a working prototype that has been certified as having no critical bugs and is a release candidate or when an alternative future use exists. Capitalized software development costs are amortized using the greater of the amortization on a straight-line basis or the ratio that current gross revenues for a product bear to the total current and anticipated future gross revenues for that product. The estimated useful life for capitalized software development costs is generally 5 years or less. To date, software development costs incurred between completion of a working prototype and general availability of the related product have not been material.

Indefinite-Lived Intangible Assets and Goodwill

Indefinite-lived intangible assets and Goodwill are evaluated for potential impairment annually, as of the beginning of the fourth quarter, and whenever events or changes in circumstances indicate its carrying amount may not be recoverable. The recoverability of goodwill is assessed at the reporting unit level, which is either the operating segment or one level below. The Company’s one reporting unit, the Product reporting unit, is consistent with its reportable segment.

Qualitative factors are first assessed to determine whether events or changes in circumstances indicate it is more-likely-than-not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount. If, based on the qualitative assessment, it is considered more-likely-than-not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying amount, then a quantitative impairment test is performed.

In the quantitative impairment test for indefinite-lived intangible assets, fair value is compared to the carrying amount of the indefinite-lived intangible asset. When required to estimate the fair value of an indefinite-lived intangible asset, an income approach, such as a relief-from-royalty technique, is used. Estimating the fair value of an indefinite-lived intangible asset considers the amount and timing of the future cash flows associated with the asset, the expected long-term growth rate, assumed royalty rates, income tax rates and economic and market conditions, as well as risk-adjusted discount rates. If the fair value of an indefinite-lived intangible asset exceeds its carrying amount, the indefinite-lived intangible asset is not impaired. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss equal to the difference is recognized.

In the quantitative impairment test for goodwill, the fair value of each reporting unit is compared to its carrying amount. In 2019, the fair value of the Product reporting unit was estimated using an income approach. In 2018, the fair value of the Product reporting unit was estimated by weighting the fair values derived from an income approach and a market approach.

Under the income approach, the fair value of a reporting unit is estimated based on the present value of future cash flows and considers projected revenue growth rates, future operating margins, income tax rates and economic and market conditions, as well as risk-adjusted discount rates. Under the market approach, the fair value of a reporting unit is estimated based on market multiples of revenue or earnings derived from comparable publicly-traded companies. The carrying amount of a reporting unit is determined by assigning assets and liabilities, including goodwill and intangible assets, to the reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired. If the fair value of a reporting unit is less than its carrying amount, an impairment loss equal to the difference is recognized.

Right-of-Use Assets and Lease Liabilities

At inception of an agreement, the agreement is reviewed to determine if it is or contains a lease. If an agreement is or contains a lease, the Company recognizes a Right-of-use asset, representing the right to use an underlying asset for the lease term, and a Lease liability, representing the obligation to make lease payments arising from a lease.

Right-of-use assets and Lease liabilities are measured based on the present value of the lease payments over the lease term. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The present value of future lease payments is calculated utilizing the discount rate implicit in the lease. If the discount rate implicit in the lease is not readily determinable, the present value of future lease payments is calculated utilizing the Company’s incremental borrowing rate. Right-of-use assets and Lease liabilities are subject to adjustment in the event of modifications to lease terms, changes in the probability that an option to extend or terminate a lease would be exercised and other factors. In addition, Right-of-use assets are periodically reviewed for impairment.

Certain of the Company’s lease agreements require variable payments, such as inflation-indexed measures. When a lease requires an indexed payment, Right-of-use assets and Lease liabilities are measured based on the variable rate in effect at the measurement date. All other variable fees, such as increases in lessor operating costs and usage-based fees, are excluded from the calculation of the Right-of-use assets and Lease liabilities and are expensed as incurred.

The Company has lease agreements that contain both lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) and non-lease components (e.g., common-area maintenance costs). The Company applies a practical expedient to combine lease components and non-lease components into a single lease component for recognition and measurement purposes.

Lease expense includes amortization of the Right-of-use assets and accretion of the Lease liabilities. Amortization of the Right-of-use assets is calculated as the periodic lease cost less accretion of the lease liability. The amortization period for Right-of-use assets is limited to the expected lease term. For operating leases, lease expense is recognized in the Combined Statements of Operations as an operating expense over the lease term on a straight-line basis. For financing leases, amortization of the Right-of-use asset is recognized as an operating expense in the Combined Statements of Operations over the lease term separately from accretion of the Lease liability.

The Company applies a practical expedient to not measure or recognize Right-of-use assets or Lease liabilities for leases with a lease term of 12 months or less and lease expense for these leases is recognized as incurred.

Contract Liabilities, including Unearned Revenue

Contract liabilities are mainly comprised of unearned revenue related to consumer lifetime subscriptions to the TiVo service and cloud-based services and other offerings for which the Company is paid in advance of when control of the good or service is transferred to the customer. Unearned revenue also includes amounts related to professional services to be performed in the future. Unearned revenue arises when cash payments are received or due, including amounts which are refundable, in advance of performance. Contract liabilities exclude amounts expected to be refunded. Payment terms and conditions vary by contract type, location of customer and the products or services offered. For certain products or services and customer types, payment before the products or services are delivered to the customer is required.

Income Taxes

The Company’s operations have historically been included in the tax returns filed by the respective Parent entities of which the Company’s businesses are a part. Income tax expense and other income tax-related information contained in these Combined Financial Statements are presented on a separate return basis as if the Company filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the Company’s standalone financial statements as if it were a separate taxpayer and a standalone enterprise for the periods presented. Current income tax liabilities related to entities which file jointly with Parent are assumed to be immediately settled with Parent and are relieved through the Parent company investment and are presented in Net transfers from Parent in the Combined Statements of Cash Flows.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to the years in which those temporary differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. Accruals for unrecognized tax benefit liabilities, which represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized for financial reporting purposes, are recorded when the Company believes it is not more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Adjustments to unrecognized tax benefits are recognized when facts and circumstances change, such as the closing of a tax audit, notice of an assessment by a taxing authority or the refinement of an estimate. Income tax expense (benefit) includes the effects of adjustments to unrecognized tax benefits, as well as any related interest and penalties.

Revenue Recognition

General

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of taxes collected from customers which are subsequently remitted to governmental authorities.

Depending on the terms of the contract, a portion of the consideration received may be deferred because of a requirement to satisfy a future obligation. Stand-alone selling price for separate performance obligations is based on observable prices charged to customers for goods or services sold separately or the cost-plus-a-margin approach when observable prices are not available, considering overall pricing objectives.

Arrangements with Multiple Performance Obligations

Some of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the individual performance obligations are separately accounted for if they are distinct. In an arrangement with multiple performance obligations, the transaction price is allocated among the separate performance obligations on a relative stand-alone selling price basis. The determination of stand-alone selling price considers market conditions, the size and scope of the contract, customer and geographic information, and other factors. The allocation of transaction price among performance obligations in a contract may impact the amount and timing of revenue recognized in the Combined Statements of Operations during a given period.

Contract Modifications

Contracts may be modified due to changes in contract specifications or customer requirements. Contract modifications occur when the change in terms either creates new enforceable rights and obligations or changes existing enforceable rights and obligations. The effect of a contract modification for goods and services that are not distinct in the context of the contract on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis. Contract modifications that result in goods or services that are distinct from the existing goods or services are accounted for as separate contracts if they are sold at their stand-alone selling price, or otherwise prospectively.

Variable Consideration

When a contract with a customer includes a variable transaction price, an estimate of the consideration to which the Company expects to be entitled to for transferring the promised goods or services is made at contract inception. Depending on the terms of the contract, variable consideration is estimated using either the expected value approach or the most likely value approach. Under either approach to estimating variable consideration, the estimate considers all information (historical, current and forecast) that is reasonably available at contract inception. The amount of variable consideration is estimated at contract inception and updated as additional information becomes available. The estimate of variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Subsequent changes in the transaction price resulting from changes in the estimate of variable consideration are allocated to the performance obligations in the contract on the same basis as at contract inception. Certain payments to retailers and distributors, such as market development funds and revenue shares, are treated as a reduction of the transaction price, and therefore revenue, rather than Selling, general and administrative expense.

When variable consideration is in the form of a sales-based or usage-based royalty in exchange for a license of intellectual property, or when a license of intellectual property is the predominant item to which the variable consideration relates, revenue is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied or partially satisfied.

Significant Judgments

Determining whether promises to transfer multiple goods and services in contracts with customers are considered distinct performance obligations that should be accounted for separately requires significant judgment, including related to the level of integration and interdependency between the performance obligations. In addition, judgment is necessary to allocate the transaction price to the distinct performance obligations, including whether there is a discount or significant financing component to be allocated based on the relative stand-alone selling price of the various performance obligations.

Significant judgment is required to determine the stand-alone selling price for each distinct performance obligation when an observable price is not available. In instances where stand-alone selling price is not directly observable, such as when the Company does not sell the good or service separately, the stand-alone selling price is determined using a range of inputs that includes market conditions and other observable inputs. More than one stand-alone selling price may exist for individual goods and services due to the stratification of those goods and services, considering attributes such as the size of the customer and geographic region.

Due to the nature of the work required to be performed on some performance obligations, significant judgment may be required to determine the transaction price. It is common for the Company’s agreements to contain provisions that can either increase or decrease the transaction price. These variable amounts are generally estimated based on usage. In addition to estimating variable consideration, significant judgment is necessary to identify forms of variable consideration, determine whether the variable consideration relates to a sales-based or usage-based royalty of intellectual property and determine whether and when to include estimates of variable consideration in the transaction price.

Some hardware products are sold with a right of return and in other circumstances, other credits or incentives may be provided such as consideration (sales incentives) given to customers or resellers, which are accounted for as variable consideration and recognized as a reduction to the revenue recognized. Estimates of returns, credits and incentives are made at contract inception and updated each reporting period.

In contracts where the Company does not host the TiVo service and that include engineering services that are essential to the functionality of the licensed technology or involve significant customization or modification of software, the Company recognizes revenue as progress toward completion occurs using an input method based on the ratio of costs incurred to date to total estimated costs of the project. Significant judgment is required to estimate the remaining effort to complete the project. These estimates are reassessed throughout the term of the arrangement.

On an ongoing basis, management evaluates its estimates, inputs and assumptions related to revenue recognition. Using different estimates, inputs or assumptions may materially affect the reported amounts of assets and liabilities as of the date of the financial statements and the results of operations for the reporting period.

Nature of Goods and Services

The following is a discussion of the principal activities from which the Company generates its revenue.

Arrangements with Multiple System Operators for the TiVo Service

The Company’s arrangements with multiple system operators (“MSOs”) typically include software customization and set-up services, associated maintenance and support, limited training, post-contract support, TiVo-enabled DVRs, non-DVR set-top-boxes and the TiVo service.

The Company has two types of arrangements with MSOs that include technology deployment and engineering services. In instances where the Company hosts the TiVo service, non-refundable payments received for customization and set-up services are deferred and recognized as revenue ratably over the hosting term. The related cost of such services is capitalized to the extent it is deemed recoverable and amortized to cost of revenues over the same period as the related TiVo service revenue is recognized. The Company estimates the stand-alone selling prices for training, DVRs, non-DVR set-top-boxes and maintenance and support based on the price charged in stand-alone sales of the promised good or service. The stand-alone selling price for the TiVo service is determined considering the size of the MSO and expected volume of deployment, market conditions, competitive landscape, internal costs and total gross margin objectives. For a term license to the TiVo service, the Company receives license fees for the hosted TiVo service on either a per-subscriber per-month basis or a fixed fee. The Company recognizes revenue from per-subscriber per-month licenses during the month the TiVo service is provided to the customer and recognizes revenue from fixed fee licenses ratably over the license period.

In arrangements where the Company does not host the TiVo service and that include engineering services that are essential to the functionality of the licensed technology or involve significant customization or modification of the software, the Company recognizes revenue as progress toward completion is made using an input method based on the ratio of costs incurred to date to total estimated costs of the project. Project costs are primarily labor related to the specific activities required for the project. Costs related to general infrastructure or uncommitted platform development are not included in the project cost estimates and are expensed as incurred. Estimating project costs requires forecasting costs, tracking progress toward completion and projecting the remaining effort to complete the project. These estimates are reassessed throughout the term of the arrangement, and revisions to estimates are recognized on a cumulative catch-up basis when the changed conditions become known. Provisions for losses are recorded when estimates indicate it is probable that a loss will be incurred for the contract. The Company generally recognizes revenue from license fees for the TiVo service that it does not host on a per-subscriber per-month basis due to the recognition constraint on intellectual property usage-based royalties.

Subscription Services

Subscription services revenue primarily consists of fees to provide customers with access to one or more of the Company’s hosted products such as its iGuide IPG, advanced search and recommendations, metadata and analytics products, including routine customer support. The Company generally receives per-subscriber per-month fees for its iGuide IPG and search and recommendations service and revenue is recorded in the month the customer uses the service. The Company generally receives a monthly or quarterly fee from its metadata or analytics licenses for the right to use the metadata or access its analytics platform and to receive regular updates. Revenue from the Company’s metadata and analytics service is recognized ratably over the subscription period.

Passport Software

The Company licenses its Passport IPG software to pay TV providers in North and South America. The Company generally receives per-subscriber per-month fees for licenses to its Passport IPG software and support. Due to the usage-based royalty provisions of the revenue recognition guidance, revenue is generally recognized in the month the customer uses the software.

Advertising

The Company generates advertising revenue through its IPGs. Advertising revenue is recognized when the related advertisement is provided. Advertising revenue is recorded net of agency commissions and revenue shares with service providers and CE manufacturers.

TiVo-enabled DVRs and TiVo Service

The Company sells TiVo-enabled DVRs and the related service directly to customers through sales programs via the TiVo.com website and licenses the sale of TiVo-enabled DVRs through a limited number of retailers. For hardware sales through the TiVo.com website, the customer purchases a DVR and commits to either a minimum subscription period of one year or for the lifetime of the DVR. Customers who purchase a DVR from TiVo.com have the right to return the DVR within 30 days of purchase for a full refund. For licensed sales of TiVo-enabled DVRs through retailers, the customer commits to either a minimum subscription period of one year or for the lifetime of the DVR. All customers have the right to cancel their subscription to the TiVo service within 30 days of subscription activation for a full refund. After the initial minimum subscription period, customers have various renewal service plans available.

The stand-alone selling price for the TiVo service is established based on stand-alone sales of the service and varies by the length of the service period. The stand-alone selling price of the DVR is determined based on the price for which the Company would sell the DVR without any service commitment from the customer.

The transaction price allocated to the DVR is recognized as revenue on delivery and the transaction price allocated to the TiVo service is recognized as revenue ratably over the service period. Subscription revenues from lifetime subscriptions are recognized ratably over the estimated useful life of the DVR associated with the subscription. The estimated useful life for a DVR depends on a number of assumptions, including, but not limited to, customer retention rates, the timing of new product introductions and historical experience. The Company periodically reassesses the estimated useful life of a DVR. When the actual useful life of the DVR materially differs from the Company’s estimate, the estimated useful life of the DVR is adjusted, which could result in the recognition of revenue over a longer or shorter period of time. Prior to December 1, 2018, the Company recognized revenue for lifetime subscriptions over a 66-month period. Subsequent to November 30, 2018, the Company recognizes revenue for lifetime subscriptions over a 72-month period.

Shipping and handling costs associated with outbound freight after control of a DVR has transferred to a customer are accounted for as a fulfillment cost and are included in Cost of hardware revenues, excluding depreciation and amortization of intangible assets as incurred.

Warranty

The Company accrues for the expected material and labor costs required to provide warranty services on its hardware products. The Company’s warranty accrual is estimated based on the total volume of units sold, the term of the warranty period, expected failure rates and the estimated cost to replace or repair the defective unit.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and are presented within Selling, general and administrative expense in the Combined Statements of Operations. Advertising expenses for the years ended December 31, 2019, 2018 and 2017, were $5.5 million, $5.9 million and $6.2 million, respectively.

Restructuring

Management approved restructuring plans can include employee severance and benefit costs to terminate a specified number of employees, including the acceleration of vesting in equity-based compensation awards, infrastructure charges to vacate facilities and consolidate operations and contract cancellation costs. Employee severance and benefit costs are accrued under these actions when it is probable that benefits will be paid and the amount is reasonably estimable.

Equity-Based Compensation

The Company’s employees have historically participated in Parent’s equity-based compensation plans. Equity-based compensation expense has been allocated to the Company based on the awards and terms previously granted to the Company’s direct employees, as well as an allocation of Parent’s corporate and shared functional employee expenses.

Equity-based compensation costs are estimated based on the grant date fair value of the award. Equity-based compensation cost is recognized for those awards expected to meet the service or performance vesting conditions on a straight-line basis over the requisite service period of the award. Equity-based compensation is estimated based on the aggregate grant for service-based awards and at the individual vesting tranche for awards with performance or market conditions. Forfeiture estimates are based on Parent’s historical experience.

Recent Accounting Pronouncements

Standards Adopted in 2019

In February 2016, the FASB issued a new accounting standard for leases. The new lease accounting standard generally requires the recognition of operating and financing lease liabilities and corresponding right-of-use assets on the statement of financial position. The Company adopted the provisions of the new lease accounting standard on January 1, 2019 using the modified retrospective transition approach and certain practical expedients as described in Note 8. On adoption, the Company recognized the present value of its existing minimum lease payments as a $66.7 million Right-of-use asset and an $81.9 million Lease liability. The difference between the Right-of-use asset and the Lease liability on adoption primarily arises from previously recorded deferred rent, which was effectively reclassified to the Right-of-use asset on adoption. As a result, there was no impact on Parent company investment. Results for periods beginning after December 31, 2018 are presented in accordance with the new lease accounting standard, while prior period amounts were not restated and continue to be reported in accordance with the Company’s previous lease accounting policies.

In March 2017, the FASB shortened the amortization period for certain investments in callable debt securities held at a premium to the earliest call date. Application of the shortened amortization period was effective for the Company beginning on January 1, 2019 on a modified retrospective basis. The application of the shortened amortization period did not have an effect on the Company’s Combined Financial Statements.

In February 2018, the FASB issued guidance on the reclassification of certain income tax effects from accumulated other comprehensive income resulting from the Tax Cuts and Jobs Act of 2017 (the “Tax Act of 2017”). Application of the reclassification guidance was effective for the Company beginning on January 1, 2019. On adoption, the Company made an accounting policy election to use the specific identification method to release income tax effects from Accumulated other comprehensive loss. The Company also made an accounting policy election not to reclassify the stranded tax effects of the Tax Act of 2017 from Accumulated other comprehensive loss to Parent company investment. The application of the reclassification guidance did not have a material effect on the Company’s Combined Financial Statements.

Standards Adopted in 2018

In January 2017, the Financial Accounting Standards (“FASB”) clarified the definition of a business. The clarified guidance provides a more defined framework to use in determining when a set of assets and activities constitute a business. The clarified definition was effective for the Company on January 1, 2018 and was applied using a prospective transition approach. Application of this guidance did not have an effect on the Combined Financial Statements.

In October 2016, the FASB amended its guidance on the tax effects of intra-entity transfers of assets other than inventory. The amended guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendment was effective for the Company on January 1, 2018 and was applied using a modified retrospective transition approach. Application of this guidance did not have an effect on the Combined Financial Statements.

In August 2016, the FASB issued clarifying guidance on the presentation of eight specific cash flow issues for which previous guidance was either unclear or not specific. The clarified guidance was effective for the Company on January 1, 2018 and was applied using a retrospective transition approach. Application of this guidance did not have an effect on the Combined Financial Statements.

In March 2016, the FASB provided guidance for the derecognition of prepaid stored-value product liabilities, such as gift cards. Pursuant to this guidance, among other criteria, prepaid stored-value product liabilities are eligible to be derecognized when the likelihood of redemption becomes remote. The guidance was effective for the Company on January 1, 2018 and was applied using a modified retrospective transition approach. On adoption, the Company recorded a cumulative effect adjustment, net of tax effects, of $2.2 million that increased Parent company investment for prepaid stored-value product liabilities where the likelihood of redemption was deemed to be remote at the adoption date.

In May 2014, the FASB issued an amended accounting standard for revenue recognition. The core principle of the amended revenue recognition guidance is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments also require enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In addition, the FASB amended its guidance related to the capitalization and amortization of the incremental costs of obtaining a contract with a customer. The Company adopted the amended revenue and cost recognition guidance on January 1, 2018 using the modified retrospective transition approach. On adoption, the Company recorded a cumulative effect adjustment, net of tax effects, that increased Parent company investment by $23.0 million for the effects of the amended revenue recognition guidance and increased Parent company investment by $0.8 million for the effects of capitalizing incremental costs to obtain contracts with customers. The significant differences giving rise to the cumulative effect adjustments are described in Note 3. Results for periods beginning after December 31, 2018 are presented under the amended revenue and cost recognition guidance, while prior period amounts were not restated and continue to be reported in accordance with the Company’s previous revenue and cost recognition policies.

Standards Pending Adoption

In August 2018, the FASB modified the requirements for capitalizing costs incurred to implement a hosting arrangement that is a service contract. The modified requirements were intended to align the cost capitalization requirements for hosting arrangements with the cost capitalization requirements for internal-use software. The Company adopted the modified requirements on January 1, 2020 using the retrospective transition approach. On adoption, the Company reclassified $0.5 million of net capitalized costs that were incurred to implement a hosting arrangement from Property and equipment, net to Other assets.

In June 2016, the FASB issued updated guidance that requires entities to use a current expected credit loss model to measure credit-related impairments for financial instruments held at amortized cost. The current expected credit loss model is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect collectability. Current expected credit losses, and subsequent adjustments, represent an estimate of lifetime expected credit losses that are recorded as an allowance deducted from the amortized cost of the financial instrument. The updated guidance also amends the other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments for credit-related losses through an allowance and eliminating the length of time a security has been in an unrealized loss position as a consideration in the determination of whether a credit loss exists. The

Company adopted the amended credit loss guidance on January 1, 2020 using the modified retrospective transition approach. On adoption, the Company recognized a cumulative effect adjustment, net of tax effects, that increased both the Parent company investment and the allowance for credit losses by $0.6 million, primarily related to establishing an allowance for credit losses on contract assets for which revenue has been recognized in excess of the amount billed to the customer.

In December 2019, the FASB issued guidance to simplify the accounting for income taxes by removing certain exceptions to general principles, clarifying requirements and including amendments to improve consistent application of the guidance. The guidance specifically removes the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items, such as discontinued operations or other comprehensive income. The guidance also requires an entity to recognize a franchise tax that is partially based on income as an income-based tax and to account for any other amounts incurred as a non-income-based tax. The guidance is effective for the Company beginning on January 1, 2021 using a prospective approach. Early adoption is permitted. The Company is evaluating the effect of application on its Combined Financial Statements.

(2) Financial Statement Details

Inventory

Components of Inventory were as follows (in thousands):

	December 31, 2019	December 31, 2018
Raw materials	$133	$864
Finished goods	3,064	3,889

Inventory	$3,197	$4,753

Property and Equipment, Net

Components of Property and equipment, net were as follows (in thousands):

	December 31, 2019	December 31, 2018
Computer software and equipment	$160,771	$148,813
Leasehold improvements	46,383	47,431
Furniture and fixtures	10,054	9,494

Property and equipment, gross	217,208	205,738
Less: Accumulated depreciation and amortization	(168,944)	(152,155)

Property and equipment, net	$48,264	$53,583

Property and equipment, net by geographic area was as follows (in thousands):

	December 31, 2019	December 31, 2018
United States	$41,125	$44,513
Rest of the world	7,139	9,070

Property and equipment, net	$48,264	$53,583

As of December 31, 2019 and 2018, India accounted for 9% and 13%, respectively, of Property and equipment, net.

Investments

As of December 31, 2019 and December 31, 2018, Other long-term assets include non-marketable securities accounted for under the equity method with a carrying amount of $3.7 million and $2.2 million, respectively, and equity securities without a readily determinable fair value with a carrying amount of $0.3 million and $1.5 million, respectively. The carrying amount of the Company’s equity securities without a readily determinable fair value is measured as cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical, or a similar, security of the same issuer. During the year ended December 31, 2019, the Company realized a gain from the sale of equity securities without a readily determinable fair value of $2.0 million. No impairments or adjustments to the carrying amount of the Company’s equity securities without a readily determinable fair value were recognized in the years ended December 31, 2019 and 2018. For the year ended December 31, 2017, an impairment of $1.2 million was recognized on the Company’s equity securities without a readily determinable fair value.

Accounts Payable and Accrued Expenses

Components of Accounts payable and accrued expenses were as follows (in thousands):

	December 31, 2019	December 31, 2018
Accounts payable	$9,960	$2,121
Accrued compensation and benefits	40,145	43,378
Other accrued liabilities	41,331	39,643

Accounts payable and accrued expenses	$91,436	$85,142

Other Income (Expense), Net

Components of Other income (expense), net were as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Foreign currency (loss) income	$(1,252)	$(398)	$(1,736)
Equity method income (loss)	1,572	996	(451)
Other income (expense), net	3,511	(501)	(1,998)

Other income (expense), net	$3,831	$97	$(4,185)

Supplemental Cash Flow Information (in thousands):

	Year Ended December 31,
	2019	2018	2017
Cash paid during the period for:
Income taxes, net of refunds	$1,410	$2,631	$1,821

(3) Revenues

Adoption of Amended Revenue and Cost Recognition Guidance

The Company adopted the provisions of the amended revenue recognition guidance described in Note 1 using the modified retrospective transition approach on January 1, 2018. As such, the amended revenue recognition guidance was applied to those contracts which were not completed as of December 31, 2017. Results for periods beginning after December 31, 2017 are presented under the amended revenue recognition guidance, while prior period amounts were not restated and continue to be reported in accordance with the previous revenue recognition guidance.

In addition, the Company adopted amended guidance related to the capitalization and amortization of incremental costs to obtain a contract with a customer and guidance for the de-recognition of prepaid stored-value product liabilities, such as gift cards, each as described in Note 1 using the modified retrospective transition approach on January 1, 2018.

The cumulative effect of these changes on the Combined Balance Sheets on adoption was as follows (in thousands):

Effect of adoption	(Restated) December 31, 2017	Contracts with Customers	Costs to Obtain Contracts with Customers	De-recognition of Prepaid Stored Value Product Liabilities	January 1, 2018
Accounts receivable, net	$73,088	$36,227	$—	$—	$109,315
Prepaid expenses and other current assets	21,666	(2,705)	390	—	19,351
Other long-term assets	21,111	(4,419)	435	—	17,127
Accounts payable and accrued expenses	(113,637)	—	—	2,155	(111,482)
Unearned revenue	(37,352)	2,008	—	—	(35,344)
Deferred tax liabilities, net	(31,036)	(8,103)	—	—	(39,139)
Parent company investment	(835,602)	(23,008)	(825)	(2,155)	(861,590)

The most significant impact of the amended revenue recognition guidance relates to the accounting for software arrangements. Under prior industry-specific software revenue recognition guidance, when the Company concluded it did not have vendor-specific objective evidence (“VSOE”) of fair value for the undelivered elements of an arrangement, revenue was deferred until the last element without VSOE was delivered. The amended revenue recognition guidance eliminated the concept of VSOE of fair value. The amended revenue recognition guidance requires an evaluation of whether the undelivered elements are distinct performance obligations and, therefore, should each be recognized separately when delivered. On adoption of the amended revenue recognition guidance, the Company accounted for the software and support elements of the TiVo Solutions international MSO agreements as two distinct performance obligations. These agreements contain minimum guarantees, and on adoption of the amended revenue recognition guidance, $34.4 million of these minimums were recorded as an increase in Accounts receivable, net and an increase to Parent company investment as the software was delivered prior to the date of adoption.

The amended revenue recognition guidance includes specific guidance for contract modifications. Based on the nature of the modification, the revenue recognized for the contract may be updated on a cumulative catch-up basis on execution of the modification or updated prospectively as a result of the modification. For certain contract modifications, this accounting treatment differs from the accounting treatment in accordance with previous revenue recognition guidance.

Pursuant to the amended cost capitalization guidance, incremental costs to obtain a contract with a customer are capitalized and amortized over a period of time commensurate with the expected period of benefit, which may exceed the contract term. Prior to the adoption of the amended cost capitalization guidance, the Company expensed incremental costs to obtain a contract with a customer as incurred.

The impact of adoption of the amended revenue and cost recognition guidance on the Combined Statements of Operations was as follows (in thousands):

	Year Ended December 31, 2018
	As Reported (Restated)	As If Applying Prior Guidance (Restated)	Effect of Change Higher/(Lower)
Total Revenues, net	$400,730	$391,266	$9,464
Cost of services and software revenues, excluding depreciation and amortization of intangible assets	103,946	106,695	(2,749)
Selling, general and administrative	130,521	130,792	(271)
Loss before income taxes	(424,384)	(436,868)	12,484
Income tax (benefit) expense	(47)	(1,556)	1,509
Net loss	(424,337)	(435,312)	10,975

Practical Expedients and Exemptions

The Company applies a practical expedient to not perform an evaluation of whether a contract includes a significant financing component when the timing of revenue recognition differs from the timing of cash collection by one year or less.

The Company applies a practical expedient to expense costs to obtain a contract with a customer as incurred as a component of Selling, general and administrative expenses when the amortization period would have been one year or less.

The Company applies a practical expedient when disclosing revenue expected to be recognized from unsatisfied performance obligations to exclude contracts with customers with an original duration of less than one year, contracts for which revenue is recognized based on the amount which the Company has the right to invoice for services performed and amounts attributable to variable consideration arising from (i) a sales-based or usage-based royalty of an intellectual property license or (ii) when variable consideration is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation.

Revenue Details

The following information depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors by disaggregating revenue by product offering, significant customer, contract-type and geographic area. As noted above, amounts for the year ended December 31, 2017 have not been adjusted to reflect adoption of the amended revenue recognition guidance.

Revenue by product offering was as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Platform Solutions	$267,441	$315,814	$334,004
Software and Services	80,443	76,249	84,964
Other	3,097	8,667	4,548

Total Revenues, net	$350,981	$400,730	$423,516

For the year ended December 31, 2018, Virgin Media accounted for 12.1% of Total Revenues, net. For the years ended December 31, 2019 and 2017, no customer accounted for more than 10% of Total Revenues, net.

The pattern of revenue recognition was as follows (in thousands):

	Year Ended December 31,
	2019	2018
Goods and services transferred at a point in time	$73,948	$104,803
Goods and services transferred over time	277,033	295,927

Total Revenues, net	$350,981	$400,730

Revenue by geographic area was as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
United States	$216,364	$235,770	$279,046
United Kingdom	17,937	52,437	28,501
Rest of the world	116,680	112,523	115,969

Total Revenues, net	$350,981	$400,730	$423,516

Revenue by geographic area is predominately based on the end user’s location. Other than the U.S., no country accounted for more than 10% of Total Revenues, net for the year ended December 31, 2019. Other than the U.S. and U.K., no country accounted for more than 10% of Total Revenues, net for the year ended December 31, 2018. Other than the U.S., no country accounted for more than 10% of Total Revenues, net for the year ended December 31, 2017.

Accounts Receivable, Net

Components of Accounts receivable, net were as follows (in thousands):

	December 31, 2019	December 31, 2018
Accounts receivable, gross	$67,079	$80,011
Less: Allowance for doubtful accounts	(1,216)	(2,223)

Accounts receivable, net	$65,863	$77,788

As of December 31, 2019, no customers represented more than 10% of Accounts receivable, net. As of December 31, 2018, Virgin Media Inc. represented 18% of Accounts receivable, net, and no other customer represented more than 10% of Accounts receivable, net.

Allowance for Doubtful Accounts

Changes in the Allowance for Doubtful Accounts were as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Balance at beginning of period	$(2,223)	$(1,855)	$(1,549)
Provision for bad debt	(595)	(534)	961
Deductions and write-offs, net	1,602	166	(1,267)

Balance at end of period	$(1,216)	$(2,223)	$(1,855)

Contract Balances

Contract assets primarily consist of revenue recognized in excess of the amount billed to the customer, limited to net realizable value and deferred engineering costs for significant software customization or modification and set-up services to the extent deemed recoverable. Substantially all unbilled amounts are expected to be invoiced to the customer within the next 12 months. Following adoption of the amended revenue recognition guidance, contract assets also include the incremental costs of obtaining a contract with a customer, principally sales commissions when the renewal commission is not commensurate with the initial commission. Following adoption of the amended revenue recognition guidance, contract assets were recorded in the Combined Balance Sheets as follows (in thousands):

	December 31, 2019	December 31, 2018	January 1, 2018
Accounts receivable, net	$15,799	$9,438	$41,243
Prepaid expenses and other current assets	2,444	1,501	1,032
Other long-term assets	11,356	8,238	6,399

Total contract assets, net	$29,599	$19,177	$48,674

No impairment losses were recognized with respect to contract assets for the year ended December 31, 2019.

Contract liabilities are mainly comprised of unearned revenue related to consumer lifetime subscriptions for the TiVo service, multi-period licensing or cloud-based services and other offerings for which the Company is paid in advance of when control of the promised good or service is transferred to the customer. Unearned revenue also includes amounts related to professional services to be performed in the future. For the year ended December 31, 2019, the Company recognized $32.4 million of revenue that had been included in Unearned revenue as of December 31, 2018.

As of December 31, 2019, approximately $101.7 million of revenue is expected to be recognized from unsatisfied performance obligations that are primarily related to software-as-a-service agreements, which is expected to be recognized as follows: 56% in 2020, 22% in 2021, 12% in 2022, 7% in 2023, 2% in 2024, and 1% thereafter.

(4) Fair Value Measurements

Fair Value Hierarchy

The Company uses valuation techniques that are based on observable and unobservable inputs to measure fair value. Observable inputs are developed using publicly available information and reflect the assumptions market participants would use, while unobservable inputs are developed using the best information available about the assumptions market participants would use. Fair value measurements are classified in a hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Assets and liabilities are classified in a fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety:

•	Level 1. Quoted prices in active markets for identical assets or liabilities.

•

Level 2. Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or market-corroborated inputs.

•	Level 3. Unobservable inputs for the asset or liability.

The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. For the years ended December 31, 2019, 2018 and 2017, there were no transfers between levels of the fair value hierarchy.

Rollforward of Level 3 Fair Value Measurements

Changes in the fair value of the Cubiware contingent consideration, which was classified in Level 3 of the fair value hierarchy, were as follows (in thousands):

	Year Ended December 31,
	2018	2017
Balance at beginning of period	$(2,234)	$(5,273)
Settlements	1,874	2,650
Transfers out (a)	1,700	—
(Loss) Gain included in earnings	(1,340)	389

Balance at end of period	$—	$(2,234)

(a)	During the year ended December 31, 2018, $1.7 million related to the Cubiware contingent consideration was reclassified to a contingent liability that is not measured at fair value.

For the year ended December 31, 2018, the Loss included in earnings related to the Cubiware contingent consideration liability is included in Selling, general and administrative expense related to remeasurement of the liability as a $1.1 million loss and in Other income (expense), net related to accretion of the liability to future value of $0.2 million. For the year ended December 31, 2017, the Gain included in earnings related to the Cubiware contingent consideration liability is included in Selling, general and administrative expense related to remeasurement of the liability as a $1.0 million gain and in Other income (expense), net related to accretion of the liability to future value of $0.6 million.

Valuation Techniques - Recurring Measurements

The fair value of contingent consideration liabilities related to acquisitions is estimated utilizing a probability-weighted discounted cash flow analysis based on the terms of the underlying purchase agreement. The significant unobservable inputs used in estimating the fair value of the contingent consideration liability include financial performance scenarios, the probability of achieving those scenarios and the risk-adjusted discount rate.

Nonrecurring Fair Value Measurements

As part of the goodwill impairment test performed for the years ended December 31, 2019 and 2018, the Product reporting unit was measured at fair value, resulting in Goodwill impairment charges of $58.9 million and $320.2 million, respectively. The unobservable inputs used to estimate the fair value of the Product reporting unit include projected revenue growth rates, future operating margins and risk-adjusted discount rates, and, accordingly, these measurements would be classified in Level 3 of the fair value hierarchy. The Goodwill impairment charge and the valuation techniques used to estimate reporting unit fair value are more fully described in Note 1 and Note 5.

In May 2017, the Company vacated a portion of a leased facility as part of the ongoing TiVo Integration Restructuring Plan (as described in Note 6) resulting in a $6.7 million loss on the impairment of certain property and equipment, principally leasehold improvements. The fair value of the impaired assets was estimated using a discounted cash flow analysis that incorporated among other items, the timing and amount of expected future cash flows associated with the assets, income tax rates and economic and market conditions, as well as a risk adjusted discount rate. The fair value of the impaired assets would be classified in Level 2 of the fair value hierarchy.

(5) Intangible Assets, Net and Goodwill

Intangible Assets, Net

Intangible assets, net consisted of the following (in thousands):

	December 31, 2019
	Weighted-Average Remaining Useful Life	Gross	Accumulated Amortization	Net
Finite-lived intangible assets
Developed technology	2.6 years	$158,757	$(109,964)	$48,793
Existing contracts and customer relationships	12.3 years	300,695	(114,148)	186,547
Content databases and other	3.4 years	54,355	(50,177)	4,178
Trademarks / Tradenames	N/A	8,300	(8,300)	—

Total finite-lived intangible assets		522,107	(282,589)	239,518
Indefinite-lived intangible assets
TiVo Tradename	N/A	14,000	—	14,000

Total intangible assets		$536,107	$(282,589)	$253,518

	December 31, 2018
	Gross	Accumulated Amortization	Net
Finite-lived intangible assets
Developed technology	$158,821	$(89,736)	$69,085
Existing contracts and customer relationships	300,756	(93,752)	207,004
Content databases and other	54,355	(48,819)	5,536
Trademarks / Tradenames	8,300	(8,300)	—

Total finite-lived intangible assets	522,232	(240,607)	281,625
Indefinite-lived intangible assets
TiVo Tradename	14,000	—	14,000

Total intangible assets	$536,232	$(240,607)	$295,625

Estimated Amortization of Finite-Lived Intangible Assets

As of December 31, 2019, estimated amortization expense for finite-lived intangible assets was as follows (in thousands):

2020	$41,476
2021	38,124
2022	30,275
2023	13,402
2024	12,000
Thereafter	104,241

Total	$239,518

Goodwill

Goodwill and changes in the carrying amount of goodwill were as follows (in thousands):

December 31, 2017	$524,521
Impairment	(320,184)
Foreign currency translation	116

December 31, 2018	204,453
Impairment	(58,853)
Foreign currency translation	43

December 31, 2019	$145,643

Goodwill is evaluated for potential impairment annually, as of the beginning of the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The process of evaluating goodwill for potential impairment is subjective and requires significant estimates, assumptions and judgments particularly related to the identification of reporting units and estimating the fair value of a reporting unit.

Following the Company’s announcement of the Xperi Combination in December 2019, management concluded sufficient indicators of potential impairment were identified and that it was more-likely-than-not that goodwill was impaired and that a quantitative impairment test should be performed as of December 31, 2019 for the Product reporting unit. Although the long-range forecasts for the Product reporting unit did not materially change from those used in performing the quantitative impairment test as of September 30, 2019, the fair value decreased. The decrease in fair value was primarily due to the elimination of an assumed control premium from the fair value estimate following execution of the Xperi Merger Agreement. Based on this decline in fair value, a Goodwill impairment charge of $25.2 million was recognized during the three months ended December 31, 2019.

During September 2019, sufficient indicators of potential impairment were identified that management concluded it was more-likely-than-not that goodwill was impaired and a quantitative interim goodwill impairment test should be performed as of September 30, 2019. Indicators of potential impairment included a significant and sustained decline in the trading price of TiVo Corporation’s common stock, as well as lower-than-previously forecast revenue and profitability levels and downward revisions to management’s short- and long-term forecasts. The forecast revisions were identified as part of TiVo Corporation’s 2020 budgeting process and reflect lower expectations for its Platform Solutions products, including changes in both the market and business models internationally. The changes in such expectations related to revenue growth rates, current market trends, business mix, cost structure and other expectations about the anticipated short- and long-term operating results. As a result of the quantitative interim goodwill impairment test performed as of September 30, 2019, a Goodwill impairment charge of $33.7 million was recognized.

During December 2018, sufficient indicators of potential impairment were identified that management concluded it was more-likely-than-not that goodwill was impaired and a quantitative interim goodwill impairment test should be performed as of December 31, 2018. Indicators of potential impairment included a significant decline in the trading price of Parent’s common stock during the second half of the fourth quarter of 2018 and then-current market conditions, as well as lower-than-previously forecast revenue and profitability levels over a sustained period of time and downward revisions to management’s short- and long-term forecasts. The forecast revisions were identified as part of Parent’s overall long-term forecasting process, which was substantially completed in December 2018. The revised forecast reflected lower expectations for the Company’s Platform Solutions products, including changes in both the market and business models internationally, as well as the decision to eliminate certain analytic products. The changes in such expectations were related to revenue growth rates, current market trends, business mix, cost structure and other expectations about the anticipated short- and long-term operating results. As a result of the quantitative interim goodwill impairment test performed as of December 31, 2018, a Goodwill impairment charge of $320.2 million was recognized.

Prior to completing the quantitative interim goodwill impairment test, TiVo Corporation tested the recoverability of long-lived assets other than goodwill and concluded that such assets were not impaired.

(6) Restructuring and Asset Impairment Charges

Restructuring charges of $7.3 million, $9.2 million and $18.8 million were recorded by the Company during the years ended December 31, 2019, 2018 and 2017, respectively, based on restructuring activities impacting the Company’s employees and infrastructure, as well as an allocation of restructuring charges related to Parent’s corporate and shared functional employees and infrastructure. Allocated restructuring charges related to Parent’s corporate and shared functional employees and infrastructure were $0.5 million, $2.2 million and $2.4 million during the years ended December 31, 2019, 2018 and 2017, respectively.

Components of Restructuring and asset impairment charges were as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Facility-related costs	$(180)	$340	$4,465
Severance costs	6,373	6,116	4,419
Share-based payments	119	2,729	2,650
Contract termination costs and other	9	—	4
Asset impairment	961	24	7,220

Restructuring and asset impairment charges	$7,282	$9,209	$18,758

Components of accrued restructuring costs were as follows (in thousands):

	December 31, 2019	December 31, 2018
Facility-related costs	$—	$264
Severance costs	2,168	3,996

Accrued restructuring costs	$2,168	$4,260

The Company expects a substantial portion of the accrued restructuring costs to be paid by the end of 2020.

2019 Transformation Plan

In connection with the May 2019 announcement of the TiVo Separation, the Company initiated certain activities to transform its business operations (the “2019 Transformation Plan”). As a result of the 2019 Transformation Plan, the Company is reducing headcount, moving certain positions to lower cost locations, rationalizing facilities and legal entities and terminating certain leases and other contracts. Restructuring activities related to the 2019 Transformation Plan for the year ended December 31, 2019 were as follows (in thousands):

	Balance at Beginning of Period	Restructuring Expense	Cash Settlements	Non-Cash Settlements	Parent Company Investment	Other	Balance at End of Period
Severance costs	$—	$1,709	$(1,803)	$—	$602	$(3)	$505
Share-based payments	—	119	—	(375)	256	—	—
Other	—	9	(9)	—	—	—	—

Total	$—	$1,837	$(1,812)	$(375)	$858	$(3)	$505

The process of completing the TiVo Separation and the Xperi Combination has been, and is expected to continue to be, time-consuming and involve significant costs and expenses. In addition to the restructuring costs associated with the 2019 Transformation Plan, the Company also recorded costs that do not qualify as restructuring expense related to the TiVo Separation and the Xperi Combination of $2.8 million during the year ended December 31, 2019. These costs are primarily Selling, general and administrative costs and consist of employee-related costs, costs to establish certain stand-alone functions and information technology systems and other one-time transaction-related costs directly associated with the TiVo Separation or the Xperi Combination.

Profit Improvement Plan

In February 2018, Parent announced its intention to explore strategic alternatives. In connection with exploring strategic alternatives, Parent initiated certain cost saving actions (the “Profit Improvement Plan”). As a result of the Profit Improvement Plan, the Company moved certain positions to lower cost locations, eliminated layers of management and rationalized facilities resulting in severance costs and the termination of certain leases and other contracts. Restructuring activities related to the Profit Improvement Plan were as follows (in thousands):

	December 31, 2019
	Balance at Beginning of Period	Restructuring Expense	Cash Settlements	Non-Cash Settlements	Parent Company Investment	Other	Balance at End of Period
Facility-related costs	$—	$(180)	$(21)	$201	$—	$—	$—
Severance costs	3,857	4,664	(6,619)	—	(344)	(36)	1,522
Asset impairment	—	961	—	(961)	—	—	—

Total	$3,857	$5,445	$(6,640)	$(760)	$(344)	$(36)	$1,522

	December 31, 2018
	Balance at Beginning of Period	Restructuring Expense	Cash Settlements	Non-Cash Settlements	Parent Company Investment	Other	Balance at End of Period
Facility-related costs	$—	$47	$(47)	$—	$—	$—	$—
Severance costs	—	6,004	(2,664)	—	533	(16)	3,857
Share-based payments	—	2,729	—	—	(2,729)	—	—
Asset impairment	—	24	—	(24)	—	—	—

Total	$—	$8,804	$(2,711)	$(24)	$(2,196)	$(16)	$3,857

The Profit Improvement Plan was substantially complete as of December 31, 2019.

TiVo Integration Restructuring Plan

Following completion of the TiVo Acquisition, Parent implemented integration plans that were intended to realize operational synergies between Rovi and TiVo Solutions (the “TiVo Integration Restructuring Plan”). As a result of these integration plans, the Company eliminated duplicative positions resulting in severance costs and the termination of certain leases and other contracts. Restructuring activities related to the TiVo Integration Restructuring Plan were as follows (in thousands):

	December 31, 2019
	Balance at Beginning of Period	Restructuring Expense	Cash Settlements	Non-Cash Settlements	Parent Company Investment	Other	Balance at End of Period
Facility-related costs	$110	$—	$(47)	$—	$—	$(63)	$—

Total	$110	$—	$(47)	$—	$—	$(63)	$—

	December 31, 2018
	Balance at Beginning of Period	Restructuring Expense	Cash Settlements	Non-Cash Settlements	Parent Company Investment	Other	Balance at End of Period
Facility-related costs	$111	$280	$(230)	$—	$—	$(51)	$110
Severance costs	446	111	(564)	—	4	3	—

Total	$557	$391	$(794)	$—	$4	$(48)	$110

	December 31, 2017
	Balance at Beginning of Period	Restructuring Expense	Cash Settlements	Non-Cash Settlements	Parent Company Investment	Other	Balance at End of Period
Facility-related costs	$224	$3,690	$(3,486)	$—	$—	$(317)	$111
Severance costs	3,504	4,569	(7,877)	—	281	(31)	446
Share-based payments	—	2,650	—	—	(2,650)	—	—
Contract termination costs	63	4	(67)	—	—	—	—
Asset impairment	—	7,220	—	(7,220)	—	—	—

Total	$3,791	$18,133	$(11,430)	$(7,220)	$(2,369)	$(348)	$557

As of December 31, 2019, the TiVo Integration Restructuring Plan is complete.

Legacy Rovi and TiVo Solutions Restructuring Plans

Prior to the TiVo Acquisition, Rovi and TiVo Solutions had each initiated restructuring plans. The Legacy Rovi Restructuring Plan and the Legacy TiVo Solutions Restructuring Plan were completed as of December 31, 2018. Immaterial Restructuring and asset impairment charges were recognized related to these plans for the years ended December 31, 2019 and 2018. For the year ended December 31, 2017, Restructuring and asset impairment charges of $0.6 million were recognized in the Combined Statements of Operations related to these plans. As of December 31, 2019 and 2018, accrued restructuring costs of $0.1 million and $0.3 million, respectively, are included in the Combined Balance Sheets related to the Legacy Rovi Restructuring Plan.

(7) Leases

Adoption of New Lease Accounting Standard

The Company adopted the provisions of the new lease accounting standard described in Note 1 using the modified retrospective transition approach on January 1, 2019. As such, the new lease accounting standard was applied to contracts in effect as of December 31, 2018. Results for periods beginning after December 31, 2018 are presented in accordance with the new lease accounting standard, while prior period amounts were not restated and continue to be reported in accordance with the Company’s previous lease accounting policies. On adoption, the Company recognized a $66.7 million Right-of-use asset and an $81.9 million Lease liability.

Practical Expedients and Exemptions

On adoption, the Company elected to apply the package of practical expedients permitted under the transition provisions of the new lease accounting standard, which among other things, allowed the Company to carryforward the historical lease classification. In addition, the Company elected to apply a practical expedient to combine the lease components and non-lease components into a single lease component. The Company also elected to apply a practical expedient to not measure or recognize right-of-use assets or lease liabilities for leases with a lease term of 12 months or less.

Lease Details

The Company has operating leases for corporate offices, data centers and certain equipment. As of December 31, 2019, the Company’s leases have remaining lease terms of 6 months to 10 years and the Company has an option to terminate certain leases within the next 7 years. Additionally, certain leases include options to extend the lease term for up to 10 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company subleases certain real estate to third parties. The sublease portfolio consists of operating leases for previously exited office space. Certain subleases include variable payments for operating costs. The subleases are generally co-terminus with the head lease, or shorter. Subleases do not include any residual value guarantees or restrictions or covenants imposed by the leases. Income from subleases is recognized as a reduction to Selling, general and administrative expenses.

The components of operating lease costs were as follows (in thousands):

Classification	Year Ended December 31, 2019
Fixed lease cost	$15,532
Variable lease cost	4,397
Short-term lease cost	368
Less: Sublease income	(8,084)

Total operating lease cost	$12,213

Supplemental cash flow information related to leases was as follows (in thousands):

Year Ended December 31, 2019
Operating cash flows:
Cash paid for amounts included in the measurement of operating Lease liabilities	$19,328
Non-cash activity:
Right-of-use assets obtained in exchange for operating Lease liabilities	$8,519
Derecognition of Right-of-use assets upon early termination of lease	$(2,373)
Impairment of Right-of-use assets	$(591)

Supplemental balance sheet information related to operating leases was as follows (in thousands, except weighted average lease term and discount rate):

December 31, 2019
Right-of-use assets	$59,888

Lease liabilities - current	$13,009
Lease liabilities - non current	61,603

Total Lease liabilities	$74,612

Weighted average remaining lease term	6.0 years
Weighted average discount rate	6.6%

Expected Lease Payments

As of December 31, 2019, aggregate expected lease payments were as follows (in thousands):

	Operating Lease Liabilities	Sublease Income	Net Operating Lease Payments
2020	$17,657	$(5,823)	$11,834
2021	16,406	(5,738)	10,668
2022	13,681	(5,909)	7,772
2023	11,681	(6,081)	5,600
2024	11,995	(6,256)	5,739
Thereafter	20,109	(7,214)	12,895

Total lease payments	91,529	(37,021)	54,508
Less: imputed interest	(16,917)	—	(16,917)

Total	$74,612	$(37,021)	$37,591

(8) Contingencies

Warranty

The Company accrues the estimated cost of product warranties at the time it recognizes revenue. The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers; however, contractual warranty terms, repair costs, average cost per call, current period product shipments and ongoing product failure rates, as well as specific product class failures outside of the Company’s baseline experience, affect the estimated warranty obligation. As of December 31, 2019 and 2018, accrued warranty was immaterial.

Guaranteed Minimum Purchase Obligation

On December 31, 2019, the Company entered into a contract requiring the Company to generate a minimum number of Qualified Referred Subscribers (as defined in the contract) over a 30 month period. In the event that the aggregate number of Qualified Referred Subscribers generated by the Company within the specified time period is less than the minimum guaranteed subscribers, the Company is required to pay an amount equal to the shortfall between the number of Qualified Referred Subscribers generated by the Company and the required minimum multiplied by a per Qualified Referred Subscribers fee, up to a maximum of $5.0 million. As of December 31, 2019, no amounts were accrued in the Combined Balance Sheets related to this contract as the Company believes it will be able to generate the minimum number of Qualified Referred Subscribers within the original 30 month period.

Indemnifications

In the normal course of business, the Company provides indemnifications of varying scopes and amounts to certain of its licensees against claims made by third parties arising out of the use and / or incorporation of the Company’s products, services and / or technologies into the licensees’ products and services. The Company has also indemnified certain customers and business partners for, among other things, the licensing of its products, the sale of its DVRs, and the provision of engineering and consulting services. The Company’s obligation under its indemnification agreements with customer and business partners would arise in the event a third party filed a claim against one of the parties that was covered by the Company’s indemnification. Pursuant to these agreements, the Company may indemnify the other party for certain losses suffered or incurred by the indemnified party in connection with various types of claims, which may include, without limitation, intellectual property infringement, advertising and consumer disclosure laws, certain tax liabilities, negligence and intentional acts in the performance of services and violations of laws.

In some cases, the Company may receive tenders of defense and indemnity arising from products, services and / or technologies that are no longer provided by the Company due to Parent having divested certain assets, but which were previously provided by the Company.

The term of the Company’s indemnification obligations is generally perpetual. The Company’s indemnification obligations are typically limited to the cumulative amount paid to the Company by the licensee under the license agreement; however, some license agreements, including those with the Company’s largest multiple system operator and digital broadcast satellite providers, have larger limits or do not specify a limit on amounts that may be payable under the indemnity arrangements.

The Company cannot reasonably estimate the possible range of losses that may be incurred pursuant to its indemnification obligations, if any. Variables affecting any such assessment include, but are not limited to: the nature of the claim asserted; the relative merits of the claim; the financial ability of the party suing the indemnified party to engage in protracted litigation; the number of parties seeking indemnification; the nature and amount of damages claimed by the party suing the indemnified party; and the willingness of such party to engage in settlement negotiations. Due to the nature of the Company’s potential indemnity liability, the Combined Financial Statements could be materially adversely affected in a particular period by one or more of these indemnities.

Under certain circumstances, the Company may seek to recover some or all amounts paid to an indemnified party from its insurers. The Company does not have any assets held either as collateral or by third parties that, on the occurrence of an event requiring it to indemnify a customer, could be obtained and liquidated to recover all or a portion of the amounts paid pursuant to its indemnification obligations.

Legal Proceedings

The Company may be involved in various lawsuits, claims and proceedings, including, but not limited to, intellectual property, commercial and employment matters that arise in the normal course of business. The Company accrues a liability when management believes information available prior to the issuance of the financial statements indicates it is probable a loss has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Legal costs are expensed as incurred.

On June 15, 2011, TNS Media Research, LLC (d/b/a Kantar Media Audiences, or “Kantar”) brought a claim for declaratory judgment against TRA Global Inc. (which was acquired by TiVo Inc. in July 2012 and renamed TiVo Research and Analytics, Inc. or “TiVo Research”) in U.S. District Court alleging non-infringement of a TiVo Research patent, among other claims. TiVo Research responded by alleging affirmative defenses as well as counterclaims alleging infringement by Kantar of the TiVo Research patent at issue and one other patent. On February 22, 2016, the District Court granted Kantar’s summary judgment motion on invalidity under Section 101 as to each of TiVo Research’s asserted patent claims. On May 18, 2018, the District Court granted Kantar’s motion for attorneys’ fees and expenses related to TiVo Research’s patent claims in this action.

During the three months ended June 30, 2018, TiVo Research recorded a $4.5 million loss in Selling, general and administrative expenses and agreed to transfer of ownership of the two patents at issue to Kantar as part of a settlement agreement. TiVo Research paid the settlement during the year ended December 31, 2018.

The Company believes it has recorded adequate provisions for any such lawsuits, claims and proceedings and, as of December 31, 2019, it was not reasonably possible that a material loss had been incurred in excess of the amounts recognized in the Combined Financial Statements. Based on its experience, the Company believes that damage amounts claimed in these matters are not meaningful indicators of potential liability. Some of the matters pending against the Company involve potential compensatory, punitive or treble damage claims or sanctions, that, if granted, could require the Company to pay damages or make other expenditures in amounts that could have a material adverse effect on the Combined Financial Statements. Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters described herein cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the Combined Financial Statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies.

(9) Related Party Transactions and Parent Company Investment

Allocation of Corporate Expenses

The Combined Statements of Operations and Comprehensive Loss include an allocation of general corporate expenses from Parent for certain management and support functions which are provided on a centralized basis by Parent. These management and support functions include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures.

Management of the Company and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. These allocations may not, however, reflect the expense the Company would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by employees and decisions made in areas such as facilities, information technology and operating infrastructure.

Parent Company Investment

Parent company investment on the Combined Balance Sheets and Combined Statements of Equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent, the Company’s accumulated deficit and cumulative effect adjustments from the adoption of new accounting standards.

The components of the Net transfers from Parent on the Combined Statements of Equity were as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
		(Restated)	(Restated)
Cash pooling and other financing activities	$74,525	$77,486	$149,813
Dividends paid to Parent	(8,000)	(7,200)	(7,000)
Acquisition of TiVo Solutions	—	—	221
Equity-based compensation	22,248	31,607	46,557
Income taxes	(12,936)	(17,899)	(26,066)
Corporate allocations	(3,995)	(3,949)	(5,146)

Net transfers from Parent per Combined Statement of Equity	$71,842	80,045	$158,379

Net Transfers from Parent

A reconciliation of Net transfers from Parent on the Combined Statements of Equity to the corresponding amount on the Combined Statements of Cash Flows was as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
		(Restated)	(Restated)
Net transfers from Parent per Combined Statement of Equity	$71,842	$80,045	$158,379
Acquisition of TiVo Solutions	—	—	(221)
Property and equipment, net	788	693	916
Restructuring	514	(2,192)	(2,369)
Equity-based compensation	(22,248)	(31,607)	(46,557)
Other	—	—	—

Net transfers from Parent per Combined Statement of Cash Flows	$50,896	$46,939	$110,148

Senior Secured Credit Facility

On July 2, 2014, Rovi Corporation, as parent guarantor, and two of its wholly-owned subsidiaries, Rovi Solutions Corporation and Rovi Guides, Inc., as borrowers, and certain of its other subsidiaries, as subsidiary guarantors, entered into a Credit Agreement (the “Prior Credit Agreement”). After the completion of the TiVo Acquisition, TiVo Corporation became a guarantor under the Prior Credit Agreement. On November 22, 2019, TiVo Corporation, as borrower, and certain of its subsidiaries, as guarantors entered into a new Credit Agreement (the “New Credit Agreement”) and paid off in full the outstanding balance of the Prior Credit Agreement. TiVo Corporation’s domestic assets allocated to TiVo Product serve as collateral for the New Credit Agreement.

(10) Equity-based Compensation

Certain of the Company’s employees participate in equity-based compensation plans sponsored by Parent. Parent’s equity-based compensation plans include incentive compensation plans and an employee stock purchase plan (“ESPP”). All awards granted under the plans are based on shares of Parent’s common stock and, as such, are reflected in Parent’s Consolidated Statements of Stockholders’ Equity and not in the Company’s Combined Statements of Equity. Equity-based compensation expense includes expense attributable to the Company based on the awards and terms previously granted to the Company’s employees and an allocation of Parent’s corporate and shared functional employee expenses.

Restricted Awards and Stock Options

Parent grants equity-based compensation awards from the Rovi 2008 Equity Incentive Plan (the “Rovi 2008 Plan”). The Rovi 2008 Plan permits the grant of restricted stock and restricted stock units (collectively, “restricted awards”), stock options and similar types of equity awards to employees, officers, directors and consultants of the Company. Restricted stock is considered outstanding at the time of grant as holders are entitled to voting rights on Parent matters. Restricted awards are generally subject to a four-year graded vesting period, with annual vesting. Stock options generally have a four-year vesting periods, with one quarter of the grant vesting on the first anniversary of the grant, followed by monthly vesting thereafter. Stock options generally have a contractual term of seven years.

On the TiVo Acquisition Date, Parent assumed the TiVo Solutions Inc. Amended and Restated 2008 Equity Incentive Award Plan (the “TiVo 2008 Plan”). Parent amended and restated the TiVo 2008 Plan effective as of the closing of the TiVo Acquisition to be the TiVo Corporation Titan Equity Incentive Award Plan for purposes of awards granted following the TiVo Acquisition Date. The TiVo 2008 Plan permits the grant of restricted awards, stock options and similar types of equity awards to employees, officers, directors and consultants of the Company. Restricted stock is considered outstanding at the time of grant as holders are entitled to voting rights on Parent matters. Restricted awards assumed from the TiVo 2008 Plan are generally subject to a three-year graded vesting period, with semi-annual vesting. Restricted awards issued by Parent from the TiVo 2008 Plan are generally subject to a four-year graded vesting period, with annual vesting. Stock options assumed from the TiVo 2008 Plan generally have a four-year vesting period, with one quarter of the grant vesting on the first anniversary of the grant, followed by monthly vesting thereafter. Stock options assumed from the TiVo 2008 Plan generally have a contractual term of seven years. The TiVo 2008 Plan expired in August 2018.

Parent also grants performance-based restricted stock units to certain of its senior officers for three-year performance periods. Vesting in the performance-based restricted stock units is subject to a market condition, as well as a service condition. Depending on the level of achievement, the maximum number of shares that could be issued on vesting generally could be up to 200% of the target number of performance-based restricted stock units granted. For awards subject to a market vesting condition, the fair value per award is fixed at the grant date and the amount of compensation expense is not adjusted during the performance period regardless of changes in the level of achievement of the market condition.

Employee Stock Purchase Plan

Parent’s 2008 ESPP allows eligible employees to purchase shares of the Parent’s common stock at a discount through payroll deductions. The ESPP consists of up to four consecutive six-month purchase periods within a twenty-four-month offering period. Employees purchase shares each purchase period at the lower of 85% of the market value of Parent’s common stock at either the beginning of the offering period or the end of the purchase period.

Valuation Techniques and Assumptions

As new grants of Parent’s restricted awards are not eligible for dividend protection, the fair value of restricted awards subject to service conditions is estimated as the price of Parent’s common stock at the close of trading on the date of grant, less the present value of dividends expected to be paid during the vesting period. Where a restricted stock award requires a post-vesting restriction on sale, the grant date fair value is adjusted to reflect a liquidity discount based on the expected post-vesting holding period.

A Monte Carlo simulation is used to estimate the fair value of restricted stock units subject to market conditions with expected volatility estimated using the historical volatility of Parent’s common stock.

Parent uses the Black-Scholes-Merton option-pricing formula to estimate the fair value of ESPP shares. The Black-Scholes-Merton option-pricing formula uses complex and subjective inputs, such as the expected volatility of the Parent’s common stock over the expected term of the grant and projected employee exercise behavior. Expected volatility is estimated using a combination of historical volatility and implied volatility derived from publicly-traded options on the Parent’s common stock. The expected term is estimated by calculating the period the award is expected to be outstanding based on historical experience and the terms of the grant. The risk-free interest rate is estimated based on the yield of U.S. Treasury zero-coupon bonds with remaining terms similar to the expected term at the grant date. Parent assumes a constant dividend yield commensurate with the dividend yield on the grant date.

Weighted-average assumptions used to estimate the fair value of Parent equity-based compensation awards granted to the Company’s direct employees during the period were as follows:

	Year Ended December 31,
	2019	2018	2017
Restricted stock units subject to market conditions:
Expected volatility	40.7%	39.6%	53.1%
Expected term	2.5 years	2.5 years	2.8 years
Risk-free interest rate	1.8%	2.6%	1.5%
Expected dividend yield	4.4%	5.4%	3.9%
ESPP shares:
Expected volatility	49.2%	43.3%	42.0%
Expected term	1.3 years	1.3 years	1.3 years
Risk-free interest rate	2.1%	2.2%	1.1%
Expected dividend yield	5.1%	5.7%	2.4%

The number of awards expected to vest during the requisite service period is estimated at the time of grant using Parent’s historical data and equity-based compensation is only recognized for awards for which the requisite service is expected to be rendered for awards subject to service or performance vesting conditions. Forfeiture estimates are revised during the requisite service period and the effect of changes in the number of awards expected to vest during the requisite service period is recognized on a cumulative catch-up basis in the period estimates are revised.

The weighted-average grant date fair value of equity-based awards (per award) and pre-tax equity-based compensation expense (in thousands) for the Company’s direct employees was as follows:

	Year Ended December 31,
	2019	2018	2017
Weighted average grant date fair value
Restricted awards	$6.62	$11.75	$17.00
ESPP shares	$3.62	$3.99	$5.71

Equity-based compensation
Pre-tax equity-based compensation, excluding amounts included in restructuring expense	$12,769	$23,435	$27,843
Pre-tax equity-based compensation, included in restructuring expense	$119	$1,755	$2,544

Pre-tax equity-based compensation, excluding amounts included in restructuring expense, includes an allocation of Parent’s corporate and shared functional employee’s costs of $8.6 million, $8.8 million and $17.5 million in the years ended December 31, 2019, 2018 and 2017, respectively. Pre-tax equity-based compensation, included in restructuring expense, includes an allocation of Parent’s corporate and shared functional employee’s costs of $0.3 million, $1.0 million and $0.1 million in the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, there was $31.5 million of unrecognized compensation cost, net of estimated forfeitures, related to unvested equity-based awards granted to the Company’s direct employees, which is expected to be recognized over a remaining weighted average period of 2.6 years.

Equity-Based Compensation Award Activity

Activity related to restricted awards for the Company’s direct employees was as follows:

	2019		2018		2017
	Restricted Awards (In Thousands)	Weighted- Average Grant Date Fair Value	Restricted Awards (In Thousands)	Weighted- Average Grant Date Fair Value	Restricted Awards (In Thousands)	Weighted- Average Grant Date Fair Value
Outstanding as of beginning of period	2,992	$14.26	2,612	$18.78	2,694	$21.63
Granted	1,871	$6.62	1,943	$11.75	1,664	$17.00
Vested	(891)	$15.34	(941)	$19.82	(1,312)	$22.08
Forfeited	(848)	$12.21	(622)	$16.99	(434)	$19.70

Outstanding as of end of period	3,124	$10.31	2,992	$14.26	2,612	$18.78

The aggregate fair value of restricted awards vested for the Company’s direct employees during the years ended December 31, 2019, 2018 and 2017 was $7.2 million, $12.8 million and $24.7 million, respectively.

Activity related to the Company’s direct employee stock options was as follows:

	2019				2018				2017
	Options (In Thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)	Options (In Thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)	Options (In Thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding as of beginning of period	398	$22.19			674	$27.58			1,532	$24.46
Exercised	—	$—			—	$—			(392)	$14.43
Forfeited and expired	(194)	$21.51			(276)	$35.37			(466)	$28.39

Outstanding as of end of period	204	$22.94	1.2	—	398	$22.19	1.4	—	674	$27.58	1.6	$—

Vested and expected to vest as of end of year	204	$22.94	1.1	—	398	$22.19	1.4	—	674	$27.58	1.6	$—

Exercisable as of end of year	203	$22.95	1.2	—	393	$22.18	1.4	—	639	$27.85	1.5	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that direct Company employee option holders would have received had all option holders exercised their options at the end of the last trading day in the period. The aggregate intrinsic value is the difference between the closing price of Parent’s common stock on the last trading day of the period and the exercise price of the stock option, multiplied by the number of in-the-money stock options.

The aggregate intrinsic value of stock options exercised is the difference between the market price of Parent’s common stock at the time of exercise and the exercise price of the stock option, multiplied by the number of stock options exercised. No stock options were exercised by the Company’s direct employees during the years ended December 31, 2019 and 2018, respectively. The aggregate intrinsic value of stock options exercised by the Company’s direct employees during the year ended December 31, 2017 was $1.8 million.

(11) Income Taxes

The Company’s income tax expense and deferred tax balances have been calculated on a separate return basis as if the Company filed its own tax returns, although its operations have been included in Parent’s U.S.

federal, state and foreign tax returns. The separate return method applies the accounting guidance for income taxes to the Company’s standalone financial statements as if it were a separate taxpayer and a standalone enterprise for the periods presented.

Deferred Tax Assets and Liabilities

Significant deferred tax assets and deferred tax liabilities were as follows (in thousands):

	December 31, 2019	December 31, 2018
		(Restated)
Deferred tax assets:
U.S. federal and state net operating losses and credits	$28,644	$22,683
Accrued liabilities	12,145	18,881
Unearned revenue	15,533	17,948
Equity-based compensation	2,290	4,001
Lease liabilities	15,823	—
Other	5,244	6,458

Gross deferred tax assets	79,679	69,971
Valuation allowance	(16,212)	(8,614)

Net deferred tax assets	63,467	61,357
Deferred tax liabilities:
Intangible assets	(55,511)	(72,465)
Right-of-use assets	(13,439)	—

Other	(1,775)	(1,199)

Gross deferred tax liabilities	(70,725)	(73,664)

Net deferred tax liabilities	$(7,258)	$(12,307)

Deferred tax assets and liabilities were presented in the Combined Balance Sheets as follows (in thousands):

	December 31, 2019	December 31, 2018
		(Restated)
Other long-term assets	$2,274	$1,832
Deferred tax liabilities, net	(9,532)	(14,139)

Net deferred tax liabilities	$(7,258)	$(12,307)

As of December 31, 2019, the Company recorded deferred tax assets for the tax effects of the following gross tax loss carryforwards (in thousands):

	Carryforward Amount	Years of Expiration
Federal	$83,213	2027 - 2035
State	$96,892	2027 - 2038

Utilization of federal and state net operating losses and credit carryforwards may be subject to limitations due to future ownership changes.

As of December 31, 2019, the following credits were available to reduce future income tax expense as follows (in thousands):

	Carryforward Amount	Years of Expiration
Federal research and development credits	$1,105	2024 - 2039
State research and development credits	$253	Indefinite

Deferred Tax Asset Valuation Allowance

The deferred tax asset valuation allowance and changes in the deferred tax asset valuation allowance consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018	2017
		(Restated)	(Restated)
Balance at beginning of period	$(8,614)	$(9,629)	$(10,898)
Additions	(30,016)	(30,840)	(59,613)
Deductions resulting from Tax Act of 2017	—	—	17,160
Deductions	22,418	31,855	43,722

Balance at end of period	$(16,212)	$(8,614)	$(9,629)

During the year ended December 31, 2017, the Company recorded an Income tax benefit of $17.2 million due to a change in the deferred tax asset valuation allowance resulting from a reduction in the U.S. federal tax rate as a result of the Tax Act of 2017, which is described below.

Unrecognized Tax Benefits

Unrecognized tax benefits and changes in unrecognized tax benefits were as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
			(Restated)
Balance at beginning of period	$442	$840	$1,241
Increases:
Tax positions related to the current year	(30)	—	809
Tax positions related to prior years	181	—	28
Tax Act of 2017	—	—	62
Decreases:
Statute of limitations lapses	—	(395)	(363)
Measurement period adjustments for acquisition of TiVo Solutions	—	—	(128)
Foreign currency	(1)	(3)	—
Net transfers from Parent	(150)	—	(809)

Balance at end of period	$442	$442	$840

There were no unrecognized tax benefits that would affect the Company’s effective tax rate, if recognized, as of December 31, 2019 and 2018.

The Company recorded an immaterial benefit for interest and penalties related to unrecognized tax benefits for the years ended December 31, 2019, 2018 and 2017. Accrued interest and penalties related to unrecognized tax benefits were immaterial as of December 31, 2019 and 2018.

In the normal course of business, the Company conducts business globally and, as a result, files U.S. federal, state and foreign income tax returns in various jurisdictions and therefore is subject to examination by taxing authorities throughout the world. With few exceptions, the Company is no longer subject to income tax examination prior to 2007. Based on the status of U.S. federal, state, and foreign tax audits, the Company does not believe it is reasonably possible that a significant change in unrecognized tax benefits will occur in the next twelve months.

The Company believes it has provided adequate reserves for all tax deficiencies or reductions in tax benefits that could result from U.S. federal, state and foreign tax audits. The Company regularly assesses the potential outcomes of these audits in order to determine the appropriateness of its tax positions. Adjustments to accruals for unrecognized tax benefits are made to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular income tax audit. However, income tax audits are inherently unpredictable and there can be no assurance the Company will accurately predict the outcome of these audits. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously recognized, and therefore the resolution of one or more of these uncertainties in any particular period could have a material adverse impact on the Combined Financial Statements.

Income Tax Expense

The components of Loss before income taxes consist of the following (in thousands):

	Year Ended December 31,
	2019	2018	2017
		(Restated)
United States	$(162,029)	$(432,783)	$(176,637)
Rest of the world	11,062	8,399	5,744

Loss before income taxes	$(150,967)	$(424,384)	$(170,893)

Income tax expense (benefit) consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018	2017
		(Restated)	(Restated)
Current:
Federal	$(5)	$(464)	$(364)
State	54	84	79
Foreign	11,736	9,611	10,464

Total current income tax expense	11,785	9,231	10,179
Deferred:
Federal	25	(5,685)	(4,992)
State	(1,650)	(3,179)	(1,790)
Foreign	(1,104)	(414)	(1,140)

Total deferred income tax benefit	(2,729)	(9,278)	(7,922)

Income tax expense (benefit)	$9,056	$(47)	$2,257

For the years ended December 31, 2019, 2018 and 2017, the Company generated U.S. federal net operating loss carryforwards of $65.8 million, $29.6 million and $103.4 million, respectively. For the years ended December 31, 2019, 2018 and 2017, the Company generated state net operating loss carryforwards of $44.0 million, $29.0 million and $61.0 million, respectively.

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate to Loss before income taxes as a result of the following (in thousands):

	Year Ended December 31,
	2019	2018	2017
		(Restated)	(Restated)
Federal income tax	$(31,703)	$(89,121)	$(59,813)
State income tax, net of federal benefit	(1,033)	(12,132)	(5,634)
Foreign income tax rate differential	(358)	(480)	(604)
Tax Act of 2017	—	—	(7,826)
Other statutory rate changes	—	405	6,632
Foreign inclusions	2,089	1,224	1,020
Foreign withholding tax	9,420	7,850	9,217
Change in unrecognized tax benefits	2	(464)	(363)
Change in valuation allowance	19,145	33,043	54,448
Equity-based compensation	748	1,526	728
Goodwill impairment	10,746	58,100	—
Legal entity rationalization	—	—	4,452

Income tax expense (benefit)	$9,056	$(47)	$2,257

Due to the fact that the Company has significant net operating loss carryforwards and has recorded a valuation allowance against a significant portion of its deferred tax assets, the income tax benefit derived from net operating losses generated is limited to deferred tax liabilities that will provide a source of future taxable income against which the loss carryforwards can be utilized.

(12) Correction of Errors in Previous Financial Statements

During the 2019 close process, the Company identified material errors in its previously reported income tax benefit that required the benefit to be reduced and the valuation allowance on deferred tax assets to be increased for the years ended December 31, 2018 and 2017. In addition, immaterial errors related to tax accounts were identified, which resulted in adjustments to goodwill, liabilities and goodwill impairment charges as of and for the years ended December 31, 2018 and 2017.

These corrections have been reflected in the Combined Financial Statements as of and for the years ended December 31, 2018 and 2017 as follows (in thousands):

	As Reported	Correction	As Corrected
Combined Balance Sheets
As of December 31, 2018
Goodwill	204,486	(33)	204,453
Deferred tax liabilities, net	(14,112)	(27)	(14,139)
Other long-term liabilities	(15,948)	60	(15,888)

Combined Statements of Operations
Year ended December 31, 2017
Income tax (benefit) expense	(23,966)	26,223	2,257
Net loss	(146,927)	(26,223)	(173,150)

Year ended December 31, 2018
Goodwill impairment	320,151	33	320,184
Income tax benefit	(16,111)	16,064	(47)
Net loss	(408,240)	(16,097)	(424,337)

	As Reported	Correction	As Corrected

Combined Statements of Comprehensive Loss
Year ended December 31, 2017
Net loss	(146,927)	(26,223)	(173,150)
Comprehensive Loss	(143,187)	(26,223)	(169,410)

Year ended December 31, 2018
Net loss	(408,240)	(16,097)	(424,337)
Comprehensive Loss	(409,522)	(16,097)	(425,619)

Condensed Combined Statements of Equity
As of December 31, 2017
Net loss	(146,927)	(26,223)	(173,150)
Net transfers from Parent	132,156	26,223	158,379

As of December 31, 2018
Net loss	(408,240)	(16,097)	(424,337)
Net transfers from Parent	63,948	16,097	80,045

Condensed Combined Statements of Cash Flows
Year ended December 31, 2017
Net loss	(146,927)	(26,223)	(173,150)
Net transfers from Parent	83,925	26,223	110,148

Year ended December 31, 2018
Net loss	(408,240)	(16,097)	(424,337)
Goodwill impairment	320,151	33	320,184
Deferred income taxes	(25,027)	27	(25,000)
Accounts payable and accrued expenses	(28,537)	(60)	(28,597)
Net transfers from Parent	30,842	16,097	46,939

To address these errors, which are considered to be a material weakness in internal control in the accounting for income taxes, the Company implemented additional management review procedures in the course of preparing its Combined Financial Statements as of and for the year ended December 31, 2019.

(13) Subsequent Events

The recent outbreak of the Coronavirus Disease 2019, or COVID-19, which has been declared by the World Health Organization to be a “public health emergency of international concern,” is impacting worldwide economic activity. As a public health epidemic, COVID-19 poses the risk that the Company or its workforce, suppliers and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The COVID-19 pandemic has recently had adverse impacts on many aspects of the Company’s operations, directly and indirectly, including its workforce, consumer behavior, distribution, suppliers and the market generally. For example, in March 2020, the Company announced its workforce would work remotely as a result of the pandemic as it reviewed its processes related to workplace safety, including social distancing and sanitation practices recommended by the Centers for Disease Control and Prevention. As the Company generates the substantial majority of its revenue from pay TV operators and others in the video delivery industry, to date COVID-19 has not had a significant impact on the Company’s revenue. However, the impacts of the COVID-19 pandemic could cause delays in obtaining new customers and executing renewals and could also impact the Company’s consumer business, including sales of TiVo Stream 4K, which was recently launched. Further, the global financial markets have experienced increased volatility and have declined since December 31, 2019. The Combined Financial Statements as of and for the year ended December 31, 2019 reflect management’s assumptions about the economic environment and the Company’s ability to realize certain assets, including long-lived assets, such as goodwill, accounts receivable and investments in other companies. Although the response to the COVID-19 pandemic is expected to be temporary, such conditions in the global financial markets and business activities could lead to further impairment of our long-lived assets, including goodwill, increased credit losses and impairments of investments in other companies.

The Company is dependent on Parent for all of its working capital and financing requirements. Management believes the Company’s Cash and cash equivalents and anticipated operating cash flow, supplemented with Parent’s support, are generally sufficient to support the Company’s operating businesses, capital expenditures, restructuring activities, interest payments and income tax payments, in addition to investments in future growth opportunities and activities related to the Xperi Combination for at least the next twelve months. The Company and Parent are taking steps to manage resources by reducing and/or deferring capital expenditures, inventory purchases and operating expenses to mitigate the adverse impact of the COVID-19 pandemic. Future impacts of the COVID-19 pandemic may require further actions by the Company or Parent to improve the Company’s cash position, including but not limited to, implementing employee furloughs and foregoing capital expenditures and other discretionary expenses.

The Company evaluated subsequent events for recognition or disclosure through May 28, 2020, the date Combined Financial Statements were available to be issued.